

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 15, 2008

<u>via U.S. mail</u>

Mr. Ronald E. Smith
President
Deep Down, Inc.
15473 East Freeway
Channelview, Texas 77530

> **Re:** **Deep Down, Inc.**
> **Schedule 14C**
> **Filed June 16, 2008**
> **File No. 0-30351**
>
> **Form 10-KSB/A**
> **Filed May 1, 2008**
> **File No. 0-30351**
>
> **Form 10-Q**
> **Filed May 16, 2008**
> **File No. 0-30351**

Dear Mr. Smith:

　　We have completed our review of the above referenced filings and your response letter and have no further comments at this time.

> Sincerely,
>
>
> Anne Nguyen Parker
> Branch Chief

Cc: J. Madison

　　<u>Via facsimile</u>
　　Robert Sonfield
　　(713) 877-1547